Exhibit 99.1

EXHIBITS

Exhibit Number	Page
99.1

Copies of the disclosure letters that we filed today with the Securities and Exchange Commission, the Philippine Stock Exchange and the Philippine Dealing & Exchange Corporation regarding a press release entitled “PLDT triples international capacity, US-Transpacific Jupiter Cable PH link begins in July”.

June 24, 2022

Philippine Stock Exchange

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention:	Ms. Alexandra D. Tom Wong

OIC - Disclosure Department

Securities & Exchange Commission

Secretariat Building, PICC Complex

Roxas Boulevard, Pasay City

Attention:	Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Philippine Dealing & Exchange Corporation

29th Floor, BDO Equitable Tower

8751 Paseo de Roxas, Makati City 1226

Attention:  Atty. Marie Rose M. Magallen-Lirio

Head - Issuer Compliance and Disclosure Department

Gentlemen:

We submit herewith PSE Disclosure Forms 4-30 and 4-31 in relation to a press release entitled “PLDT triples international capacity, US-Transpacific Jupiter Cable PH link begins in July”. We have attached copy of the press release to aforementioned forms.

Very truly yours,

/s/Marilyn A. Victorio-Aquino

Marilyn A. Victorio-Aquino

Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,483 As of May 31, 2022	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254
Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note:  In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.	June 24, 2022
Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.
Exact name of issuer as specified in its charter

5.	PHILIPPINES	6. ____________ (SEC Use Only)
	Province, country or other jurisdiction of Incorporation	Industry Classification Code

7.	Ramon Cojuangco Building, Makati Avenue, MakatiCity	1200
	Address of principal office	Postal Code

8.	(632) 82500254
Issuer's telephone number, including area code

9.	Not Applicable
Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

PLDT Inc.

TEL

PSE Disclosure Form 4-30 - Material Information/Transactions

References: SRC Rule 17 (SEC Form 17-C) and Sections 4.1 and 4.4 of

the Revised Disclosure Rules

Subject of the Disclosure
PLDT triples international capacity, US-Transpacific Jupiter Cable PH link begins in July
Background/Description of the Disclosure

The country’s largest fully integrated telco PLDT reinforces its lead among local carriers with the most number of Philippine-terminating cables as it activates the US-Transpacific Jupiter cable system by July this year. The project, which links the country to the landing station in Daet, Camarines Norte, is expected to further enhance customer experience.

The addition of the Jupiter cable system to PLDT’s infrastructure greatly boosts the telco’s extensive fiber network, providing greater capacity in multiple Terabits per second to customers as well as cable diversity to ensure ability to re-route traffic in the event of undersea cable cuts.

“Investments on infrastructure like Jupiter allow PLDT to provide the vital connectivity that powers our digital economy, enabling us to help transform the country into a globally competitive and digitally-empowered nation,” PLDT and Smart FVP and Head of Enterprise Business Group Jojo G. Gendrano said.

“Specifically, this will fortify the Philippines’ position as the next strategic data center hub for global hyperscalers,” Gendrano added.

Currently already the largest among Philippine telcos, Jupiter is anticipated to increase PLDT’s international capacity of 20 Terabit/s to about 60 Terabit/s to US and Japan further establishing its lead, and ready to scale with the growing demands of digital services. These include the delivery of Cloud services, Fintech, and rich media content, which seamlessly complements PLDT’s existing fixed and mobile services.

"The addition of Jupiter to PLDT’s network will further accelerate the ability of our enterprise customers to execute their digital transformation initiatives,” according to Gendrano.

“It will also enable us to increase international capacity into our data centers -- now a major component of the country’s digital ecosystem -- and enhance the attractiveness of the country as an investment destination.  Moreover, it will allow us to uplift the infrastructure we provide to BPO's to support their hyper-connectivity requirements, not only in Metro Manila but also in other parts of the country. Lastly, Jupiter will help us support and deliver more advanced digital services such as the increasing adoption of Cloud services and the roll out of 5G for the benefit of our customers,” added Gendrano.

The Jupiter Cable system is a joint project of global providers spanning 14,000 kilometers from the US West Coast, Japan, and in Daet, Camarines Norte in the Philippines. This will bring PLDT’s total number of international cabling systems to 17.

“PLDT continues to expand and invest in new international cable infrastructures to further improve the capacity and resilience of the country’s international network and continue to deliver unparalleled internet service to its customers. Jupiter is key to enhancing our cable network resilience, increasing the PLDT Group’s submarine cable route diversity, and helps assure our customers with sustained capacity availability in support of their growing demand for data and continuing digital transformation,” said Mario G. Tamayo, Head of Technology at PLDT.

Currently, PLDT operates the country’s most extensive international submarine cable network and is set to expand further with the completion of two more major international cable systems namely Asia Direct Cable (ADC), and the APRICOT cable system set to be completed in the next two years.

Other Relevant Information
Please refer to attached Press Release.

11.  Item 9 (Other events)

Attached hereto is a Press Release entitled “PLDT triples international capacity, US-Transpacific Jupiter Cable PH link begins in July”.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PLDT INC.

By:

/s/Marilyn A. Victorio-Aquino

Marilyn A. Victorio-Aquino

Corporate Secretary

June 24, 2022

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,483 As of May 31, 2022	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254
Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note:  In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.	June 24, 2022
Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.
Exact name of issuer as specified in its charter

5.	PHILIPPINES	6. ____________ (SEC Use Only)
	Province, country or other jurisdiction of Incorporation	Industry Classification Code

7.	Ramon Cojuangco Building, Makati Avenue, MakatiCity	1200
	Address of principal office	Postal Code

8.	(632) 82500254
Issuer's telephone number, including area code

9.	Not Applicable
Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

PLDT Inc.

TEL

PSE Disclosure Form 4-31 – Press Release References: SRC Rule 17 (SEC Form

17-C) and Section 4.4 of the Revised Disclosure Rules

Subject of the Disclosure
Press release entitled “PLDT triples international capacity, US-Transpacific Jupiter Cable PH link begins in July”
Background/Description of the Disclosure

The country’s largest fully integrated telco PLDT reinforces its lead among local carriers with the most number of Philippine-terminating cables as it activates the US-Transpacific Jupiter cable system by July this year. The project, which links the country to the landing station in Daet, Camarines Norte, is expected to further enhance customer experience.

The addition of the Jupiter cable system to PLDT’s infrastructure greatly boosts the telco’s extensive fiber network, providing greater capacity in multiple Terabits per second to customers as well as cable diversity to ensure ability to re-route traffic in the event of undersea cable cuts.

“Investments on infrastructure like Jupiter allow PLDT to provide the vital connectivity that powers our digital economy, enabling us to help transform the country into a globally competitive and digitally-empowered nation,” PLDT and Smart FVP and Head of Enterprise Business Group Jojo G. Gendrano said.

“Specifically, this will fortify the Philippines’ position as the next strategic data center hub for global hyperscalers,” Gendrano added.

Currently already the largest among Philippine telcos, Jupiter is anticipated to increase PLDT’s international capacity of 20 Terabit/s to about 60 Terabit/s to US and Japan further establishing its lead, and ready to scale with the growing demands of digital services. These include the delivery of Cloud services, Fintech, and rich media content, which seamlessly complements PLDT’s existing fixed and mobile services.

"The addition of Jupiter to PLDT’s network will further accelerate the ability of our enterprise customers to execute their digital transformation initiatives,” according to Gendrano.

“It will also enable us to increase international capacity into our data centers -- now a major component of the country’s digital ecosystem -- and enhance the attractiveness of the country as an investment destination.  Moreover, it will allow us to uplift the infrastructure we provide to BPO's to support their hyper-connectivity requirements, not only in Metro Manila but also in other parts of the country. Lastly, Jupiter will help us support and deliver more advanced digital services such as the increasing adoption of Cloud services and the roll out of 5G for the benefit of our customers,” added Gendrano.

The Jupiter Cable system is a joint project of global providers spanning 14,000 kilometers from the US West Coast, Japan, and in Daet, Camarines Norte in the Philippines. This will bring PLDT’s total number of international cabling systems to 17.

“PLDT continues to expand and invest in new international cable infrastructures to further improve the capacity and resilience of the country’s international network and continue to deliver unparalleled internet service to its customers. Jupiter is key to enhancing our cable network resilience, increasing the PLDT Group’s submarine cable route diversity, and helps assure our customers with sustained capacity availability in support of their growing demand for data and continuing digital transformation,” said Mario G. Tamayo, Head of Technology at PLDT.

Currently, PLDT operates the country’s most extensive international submarine cable network and is set to expand further with the completion of two more major international cable systems namely Asia Direct Cable (ADC), and the APRICOT cable system set to be completed in the next two years.

Other Relevant Information
Please refer to attached Press Release.

11.  Item 9 (Other events)

Attached hereto is a Press Release entitled “PLDT triples international capacity, US-Transpacific Jupiter Cable PH link begins in July”.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PLDT INC.

By:

/s/Marilyn A. Victorio-Aquino

Marilyn A. Victorio-Aquino

Corporate Secretary

June 24, 2022

PLDT triples international capacity, US-Transpacific Jupiter Cable PH link begins in July

MANILA, Philippines, June 24, 2022 – The country’s largest fully integrated telco PLDT (PSE:TEL; NYSE:PHI) reinforces its lead among local carriers with the most number of Philippine-terminating cables as it activates the US-Transpacific Jupiter cable system by July this year. The project, which links the country to the landing station in Daet, Camarines Norte, is expected to further enhance customer experience.

The addition of the Jupiter cable system to PLDT’s infrastructure greatly boosts the telco’s extensive fiber network, providing greater capacity in multiple Terabits per second to customers as well as cable diversity to ensure ability to re-route traffic in the event of undersea cable cuts.

“Investments on infrastructure like Jupiter allow PLDT to provide the vital connectivity that powers our digital economy, enabling us to help transform the country into a globally competitive and digitally-empowered nation,” PLDT and Smart FVP and Head of Enterprise Business Group Jojo G. Gendrano said.

“Specifically, this will fortify the Philippines’ position as the next strategic data center hub for global hyperscalers,” Gendrano added.

Submarine fiber optic cables are among the most critical components of the internet’s infrastructure, as they serve as the global backbone connecting countries, carrying communications, and enabling e-commerce and the information age. PLDT’s investment in the Jupiter cable system increases and reinforces the capacities and the resiliency of the telco leader’s existing undersea fiber links, to deliver massive amounts of data traffic going in and out of the country to the US.

Jupiter uses an “open cable model,” which allows consortium members to increase their capacities as needed by investing in technologies that boost data throughput. This means that by integrating advanced submarine line terminal facility, PLDT can scale up Jupiter’s capacity even as global data traffic grows rapidly and exponentially.

Currently already the largest among Philippine telcos, Jupiter is anticipated to increase PLDT’s international capacity of 20 Terabit/s to about 60 Terabit/s to US and Japan further establishing its lead, and ready to scale with the growing demands of digital services. These include the delivery of Cloud services, Fintech, and rich media content, which seamlessly complements PLDT’s existing fixed and mobile services.

"The addition of Jupiter to PLDT’s network will further accelerate the ability of our enterprise customers to execute their digital transformation initiatives,” according to Gendrano.

“It will also enable us to increase international capacity into our data centers -- now a major component of the country’s digital ecosystem -- and enhance the attractiveness of the country as an investment destination.  Moreover, it will allow us to uplift the infrastructure we provide to BPO's to support their hyper-connectivity requirements, not only in Metro Manila but also in other parts of the country. Lastly, Jupiter will help us support and deliver more advanced digital services such as the increasing adoption of Cloud services and the roll out of 5G for the benefit of our customers,” added Gendrano.

The Jupiter Cable system is a joint project of global providers spanning 14,000 kilometers from the US West Coast, Japan, and in Daet, Camarines Norte in the Philippines. This will bring PLDT’s total number of international cabling systems to 17.

“PLDT continues to expand and invest in new international cable infrastructures to further improve the capacity and resilience of the country’s international network and continue to deliver unparalleled internet service to its customers. Jupiter is key to enhancing our cable network resilience, increasing the PLDT Group’s submarine cable route diversity, and helps assure our customers with sustained capacity availability in support of their growing demand for data and continuing digital transformation,” said Mario G. Tamayo, Head of Technology at PLDT.

Currently, PLDT operates the country’s most extensive international submarine cable network and is set to expand further with the completion of two more major international cable systems namely Asia Direct Cable (ADC), and the APRICOT cable system set to be completed in the next two years.

XXX

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and opportunities that could affect PLDT’s business and results of operations.  Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Anabelle L. Chua	Melissa V. Vergel de Dios	Cathy Y. Yang
pldt_ir_center@pldt.com.ph	pldt_ir_center@pldt.com.ph	cyyang@pldt.com.ph

About PLDT

PLDT is the Philippines' largest fully integrated telco company. Through its principal business groups — from fixed line to wireless — PLDT offers a wide range of telecommunications and digital services across the Philippines’ most extensive fiber optic backbone, and fixed line and cellular networks.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine — listed companies.

Further information can be obtained by visiting www.pldt.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLDT Inc.
By	:	/s/Marilyn A. Victorio-Aquino
Name	:	Marilyn A. Victorio-Aquino
Title	:	Corporate Secretary

Date:  June 24, 2022